August 7, 2006

DREYFUS PREMIER STATE MUNICIPAL BOND FUND
NORTH CAROLINA SERIES
VIRGINIA SERIES

Supplement to Prospectus dated September 1, 2005

Effective August 7, 2006, Monica S. Wieboldt will be the primary portfolio manager for the North Carolina series. Ms. Wieboldt has been a portfolio manager at Dreyfus since 1983.

Effective August 7, 2006, Joseph P. Darcy will be the primary portfolio manager for the Virginia series. Mr. Darcy has been a portfolio manager at Dreyfus since May 1994.

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